The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2024

Citigroup Global Markets Holdings Inc.	October , 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH23962 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Autocallable Market-Linked Notes Linked to the iShares® iBoxx® $ High Yield Corporate Bond ETF Due October 21, 2027

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for automatic early redemption at a premium on a periodic basis on the terms described below. Your return on the notes will depend on the performance of the iShares® iBoxx® $ High Yield Corporate Bond ETF (the “underlying”) specified below.

▪	The notes offer the potential for automatic early redemption at a premium following the first valuation date (other than the final valuation date) on which the closing value of the underlying is greater than or equal to the initial underlying value. If the notes are not automatically redeemed prior to maturity, the notes will provide for repayment of the stated principal amount plus a premium at maturity if the final underlying value is greater than or equal to the initial underlying value. However, if the notes are not automatically redeemed prior to maturity and the final underlying value is less than the initial underlying value, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. You will not receive dividends with respect to the underlying or participate in any appreciation of the underlying.

▪	The notes are designed for investors who are willing to forgo interest on the notes and accept the risk of not receiving any return on the notes in exchange for the possibility of automatic early redemption at a premium or, if the notes are not automatically redeemed prior to maturity, a premium at maturity, based in each case on the performance of the underlying. Investors should understand that there is no guarantee that they will receive a positive return on their investment in the notes and that even if they do receive a positive return, there is no assurance that their total return at maturity on the notes will compensate them for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any payments due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The iShares® iBoxx® $ High Yield Corporate Bond ETF
Stated principal amount:	$1,000 per note
Pricing date:	October 18, 2024
Issue date:	October 23, 2024
Maturity date:	Unless earlier redeemed, October 21, 2027
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the notes will be automatically redeemed on the third business day immediately following that valuation date for an amount in cash per note equal to $1,000 plus the premium applicable to that valuation date. If the notes are automatically redeemed following any valuation date prior to the final valuation date, they will cease to be outstanding and you will no longer have the opportunity to receive the premium applicable to any later valuation date.
Payment at maturity:

If the notes are not automatically redeemed prior to maturity, you will receive at maturity for each note you then hold:

▪ If the final underlying value is greater than or equal to the initial underlying value:

$1,000 + the premium applicable to the final valuation date

▪ If the final underlying value is less than the initial underlying value:

$1,000

Initial underlying value:	$ , the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$22.50	$977.50
Total:	$	$	$

2(Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $915.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $22.50 for each note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-7.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-09 dated March 7, 2023        Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Valuation dates and premiums:

The premium applicable to each valuation date will be determined on the pricing date and will be at least the percentage of the stated principal amount set forth below. The premium may be significantly less than the appreciation of the underlying from the pricing date to the applicable valuation date.

Valuation date*	Premium
October 20, 2025	8.30% of the stated principal amount
October 19, 2026	16.60% of the stated principal amount
October 18, 2027 (the “final valuation date”)	24.90% of the stated principal amount
*Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
CUSIP / ISIN:	17333AEY1 / US17333AEY10

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing Value. The “closing value” of the underlying on any date is the closing price of its underlying shares on such date, as provided in the accompanying product supplement. The “underlying shares” of the underlying are its shares that are traded on a U.S. national securities exchange. Please see the accompanying product supplement for more information.

Citigroup Global Markets Holdings Inc.

Hypothetical Payment Upon Automatic Early Redemption

The following table illustrates how the amount payable per note upon automatic early redemption will be calculated if the closing value of the underlying on any valuation date prior to the final valuation date is greater than or equal to the initial underlying value. The table assumes that the premium applicable to each valuation date prior to the final valuation date will be set at the lowest value set forth under “Key Terms” above. The actual premium applicable to each valuation date prior to the final valuation date will be determined on the pricing date.

If the first valuation date on which the closing value of the underlying is greater than or equal to the initial underlying value is...	...then you will receive the following payment per note upon automatic early redemption:
1st valuation date	$1,000.00 + applicable premium = $1,000.00 + $83.00 = $1,083.00
2nd valuation date	$1,000.00 + applicable premium = $1,000.00 + $166.00 = $1,166.00

If, on any valuation date prior to the final valuation date, the closing value of the underlying is less than the initial underlying value, you will not receive the premium indicated above following that valuation date. In order to receive the premium indicated above, the closing value of the underlying on the applicable valuation date must be greater than or equal to the initial underlying value.

Citigroup Global Markets Holdings Inc.

Payment at Maturity Diagram

The diagram below illustrates your payment at maturity of the notes, assuming the notes have not previously been automatically redeemed, for a range of hypothetical underlying performance. The diagram assumes that the premium applicable to the final valuation date will be set at the lowest value set forth under “Key Terms” above. The actual premium applicable to the final valuation date will be determined on the pricing date.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Market-Linked Notes Payment at Maturity Diagram

Citigroup Global Markets Holdings Inc.

Hypothetical Examples of the Payment at Maturity

The examples below are intended to illustrate how, if the notes are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. Your actual payment at maturity per note, if the notes are not automatically redeemed prior to maturity, will depend on the actual final underlying value. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of any payment that may be made on the notes.

The examples below are based on a hypothetical initial underlying value of $100 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment at maturity on the notes will be calculated based on the actual initial underlying value, and not the hypothetical values indicated below. For ease of analysis, figures below have been rounded. The examples below assume that the premium applicable to the final valuation date will be set at the lowest value set forth under “Key Terms” above. The actual premium applicable to the final valuation date will be determined on the pricing date.

Example 1—Upside Scenario. The final underlying value is $110.00 (a 10% increase from the initial underlying value), which is greater than the initial underlying value.

Payment at maturity per note = $1,000 + the premium applicable to the final valuation date

= $1,000 + $249.00

= $1,249.00

In this scenario, because the final underlying value is greater than the initial underlying value, you would be repaid the stated principal amount of your notes at maturity plus the premium applicable to the final valuation date.

Example 2—Par Scenario. The final underlying value is $90.00 (a 10% decrease from the initial underlying value), which is less than the initial underlying value.

Payment at maturity per note = $1,000

In this scenario, because the underlying has depreciated from the initial underlying value to the final underlying value, you would be repaid the stated principal amount of your notes at maturity but you would not receive any positive return on your investment.

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

Citigroup Inc. will release quarterly earnings on October 15, 2024, which is during the marketing period and prior to the pricing date of these notes.

▪	You may not receive any return on your investment in the notes. If, on each valuation date prior to the final valuation date, the closing value of the underlying is not greater than or equal to the initial underlying value, then the notes will not be automatically redeemed at a premium. In that event, you will receive a positive return on your investment in the notes only if the final underlying value is greater than or equal to the initial underlying value. If the final underlying value is less than the initial underlying value, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, even if the underlying appreciates from the initial underlying value to the final underlying value, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	Your potential return on the notes is limited. Your potential return on the notes is limited to the applicable premium payable upon automatic early redemption or at maturity, as described on the cover page of this pricing supplement. If the closing value of the underlying on one of the valuation dates is greater than or equal to the initial underlying value, you will be repaid the stated principal amount of your notes and will receive the fixed premium applicable to that valuation date, regardless of how significantly the closing value of the underlying on that valuation date may exceed the initial underlying value. Accordingly, any premium may result in a return on the notes that is significantly less than the return you could have achieved on a direct investment in the underlying.

▪	The notes may be automatically redeemed prior to maturity, limiting the term of the notes. If the closing value of the underlying on any valuation date prior to the final valuation date is greater than or equal to the initial underlying value, the notes will be automatically redeemed. If the notes are automatically redeemed following any valuation date prior to the final valuation date, they will cease to be outstanding and you will not receive the premium applicable to any later valuation date. Moreover, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The performance of the notes will depend on the closing values of the underlying solely on the valuation dates, which makes the notes particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. Whether the notes will be automatically redeemed prior to maturity will depend on the closing values of the underlying solely on the valuation dates (other than the final valuation date), regardless of the closing values of the underlying on other days during the term of the notes. If the notes are not automatically redeemed prior to maturity, what you receive at maturity will depend solely on the closing value of the underlying on the final valuation date, and not on any other day during the term of the notes. Because the performance of the notes depends on the closing values of the underlying on a limited number of dates, the notes will be particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. You should understand that the closing value of the underlying has historically been highly volatile.

▪	You will not receive dividends or have any other rights with respect to the underlying. You will not receive any dividends with respect to the underlying. This lost dividend yield may be significant over the term of the notes. The payment scenarios described in this pricing supplement do not show any effect of such lost dividend yield over the term of the notes. In addition, you will not have voting rights or any other rights with respect to the underlying or the stocks included in the underlying.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or

Citigroup Global Markets Holdings Inc.

terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The iShares® iBoxx® $ High Yield Corporate Bond ETF is subject to significant risks, including interest rate-related and credit-related risks. The iShares® iBoxx® $ High Yield Corporate Bond ETF invests in U.S. dollar-denominated fixed-income securities. The performance of the iShares® iBoxx® $ High Yield Corporate Bond ETF that is measured for purposes of the notes will only reflect changes in the market prices of the bonds held by the iShares® iBoxx® $ High Yield Corporate Bond ETF and will not reflect interest payments on these bonds. As a result, the performance of the iShares® iBoxx® $ High Yield Corporate Bond ETF that is measured for purposes of the

Citigroup Global Markets Holdings Inc.

notes will be less, and perhaps significantly less, than the return that would be realized by a direct investor in the iShares® iBoxx® $ High Yield Corporate Bond ETF. The market prices of the bonds held by the iShares® iBoxx® $ High Yield Corporate Bond ETF are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuers of these bonds.

In general, the value of bonds is significantly affected by changes in current market interest rates. As interest rates rise, the prices of bonds, including those held by the iShares® iBoxx® $ High Yield Corporate Bond ETF, are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. As a result, rising interest rates may cause the value of the bonds held by the iShares® iBoxx® $ High Yield Corporate Bond ETF and the value of the notes to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

▪	sentiment regarding underlying strength in the U.S. economy and global economies;

▪	expectations regarding the level of price inflation;

▪	sentiment regarding credit quality in the U.S. and global credit markets;

▪	central bank policies regarding interest rates; and

▪	the performance of U.S. and foreign capital markets.

In addition, the prices of the bonds held by the iShares® iBoxx® $ High Yield Corporate Bond ETF are significantly influenced by the creditworthiness of the issuers of those bonds. The issuers of the bonds held by the bond ETFs may have their credit ratings downgraded or credit spreads may widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of bonds. The prices of high yield bonds such as those held by the iShares® iBoxx® $ High Yield Corporate Bond ETF are likely to be particularly susceptible to rapid declines during a period of economic uncertainty or crisis.

▪	Our offering of the notes is not a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

▪	Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the notes for that dividend unless it meets the criteria specified in the accompanying product supplement. In general, an adjustment will not be made under the terms of the notes for any cash dividend paid by the underlying unless the amount of the dividend per share, together with any other dividends paid in the same quarter, exceeds the dividend paid per share in the most recent quarter by an amount equal to at least 10% of the closing value of the underlying on the date of declaration of the dividend. Any dividend will reduce the closing value of the underlying by the amount of the dividend per share. If the underlying pays any dividend for which an adjustment is not made under the terms of the notes, holders of the notes will be adversely affected. See “Description of the Notes—Certain Additional Terms for Notes Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” in the accompanying product supplement.

▪	The notes will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. For example, we will not make any adjustment for ordinary dividends or extraordinary dividends that do not meet the criteria described above, partial tender offers or additional underlying share issuances. Moreover, the adjustments we do make may not

Citigroup Global Markets Holdings Inc.

fully offset the dilutive or adverse effect of the particular event. Investors in the notes may be adversely affected by such an event in a circumstance in which a direct holder of the underlying shares would not.

▪	The notes may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares of the underlying. For example, if the underlying enters into a merger agreement that provides for holders of the underlying shares to receive shares of another entity and such shares are marketable securities, the closing value of the underlying following consummation of the merger will be based on the value of such other shares. Additionally, if the underlying shares of the underlying are delisted, the calculation agent may select a successor underlying. See “Description of the Notes—Certain Additional Terms for Notes Linked to ETF Shares or Company Shares” in the accompanying product supplement.

▪	The value and performance of the underlying shares of the underlying may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying. The underlying does not fully replicate the underlying index that it seeks to track and may hold securities different from those included in the underlying index. In addition, the performance of the underlying will reflect additional transaction costs and fees that are not included in the calculation of the underlying index. All of these factors may lead to a lack of correlation between the performance of the underlying and the underlying index. In addition, corporate actions with respect to the equity securities held by the underlying (such as mergers and spin-offs) may impact the variance between the performance of the underlying and the underlying index. Finally, because the underlying shares are traded on an exchange and are subject to market supply and investor demand, the closing value of the underlying may differ from the net asset value per share of the underlying.

During periods of market volatility, securities included in the underlying’s underlying index may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying and the liquidity of the underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlying. Further, market volatility may adversely affect, sometimes materially, the price at which market participants are willing to buy and sell the underlying shares. As a result, under these circumstances, the closing value of the underlying may vary substantially from the net asset value per share of the underlying. For all of the foregoing reasons, the performance of the underlying may not correlate with the performance of the underlying index and/or its net asset value per share, which could materially and adversely affect the value of the notes and/or reduce your return on the notes.

▪	Changes that affect the underlying may affect the value of your notes. The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the notes.

Citigroup Global Markets Holdings Inc.

Information About the iShares® iBoxx® $ High Yield Corporate Bond ETF

The iShares® iBoxx® $ High Yield Corporate Bond ETF is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of the Markit iBoxx® USD Liquid High Yield Index. The Markit iBoxx® USD Liquid High Yield Index is a modified market-value weighted index with a cap on each issuer of 3% and is designed to provide a broad representation of the U.S. dollar-denominated high yield liquid corporate bond market.

The iShares® iBoxx® $ High Yield Corporate Bond ETF is an investment portfolio of iShares® Trust and is maintained and managed by iShares® Trust and BlackRock Fund Advisors. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The underlying shares of the iShares® iBoxx® $ High Yield Corporate Bond ETF trade on the NYSE Arca under the ticker symbol “HYG.”

We have derived all information regarding the iShares® iBoxx® $ High Yield Corporate Bond ETF from publicly available information and have not independently verified any information regarding the iShares® iBoxx® $ High Yield Corporate Bond ETF. This pricing supplement relates only to the notes and not to the iShares® iBoxx® $ High Yield Corporate Bond ETF. We make no representation as to the performance of the iShares® iBoxx® $ High Yield Corporate Bond ETF over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the iShares® iBoxx® $ High Yield Corporate Bond ETF is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing value of the iShares® iBoxx® $ High Yield Corporate Bond ETF on September 30, 2024 was $80.30.

The graph below shows the closing value of the iShares® iBoxx® $ High Yield Corporate Bond ETF for each day such value was available from January 2, 2014 to September 30, 2024. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

iShares® iBoxx® $ High Yield Corporate Bond ETF – Historical Closing Values January 2, 2014 to September 30, 2024

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of  %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $22.50 for each note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers, as described in this paragraph. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $22.50 for each note they sell. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are automatically redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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